Trace Femcare, Inc.

Financial Statements

December 31, 2021 and 2020



4401 Dominion Boulevard
Glen Allen, Virginia 23060
Tel: 804.747.0000
www.keitercpa.com

TRACE FEMCARE, INC.

Table of Contents



Keiter
Your Opportunity Advisors

REPORT OF INDEPENDENT ACCOUNTANTS

To the Owner
Trace Femcare, Inc.
Franklin, Tennessee

We have reviewed the accompanying financial statements of Trace Femcare, Inc. (the "Company"), which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of operations, changes in owner's equity (deficit), and cash flows for the year ended December 31, 2021 and for the period from August 14, 2020 (inception) through December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States.

Keiter

October 19, 2022
Glen Allen, Virginia

Certified Public
Accountants & Consultants
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com

TRACE FEMCARE, INC.

Balance Sheets
December 31, 2021 and 2020

Assets	2021	2020
Current assets:		
Cash	$ 21,626	$ 2,434
Total assets	$ 21,626	$ 2,434
Liabilities and Owner's (Deficit) Equity		
Long-term liabilities:		
Convertible notes	$ 170,000	$ -
Owner's (deficit) equity:		
Stockholder's deficit:		
Common stock	-	-
Additional paid-in capital	5,698	-
Accumulated deficit	(154,072)	-
Member's equity	-	2,434
Total owner's (deficit) equity	(148,374)	2,434
Total liabilities and owner's (deficit) equity	$ 21,626	$ 2,434

See report of independent accountants and accompanying notes to financial statements.

TRACE FEMCARE, INC.

Statements of Operations
Year Ended December 31, 2021 and for the period from
August 14, 2020 (inception) through December 31, 2020

	2021	2020
Revenue	$ -	$ -
Operating expenses	186,112	7,566
Net loss	$ (186,112)	$ (7,566)

See report of independent accountants and accompanying notes to financial statements.

TRACE FEMCARE, INC.

Statements of Changes in Owner's Equity (Deficit)
Year Ended December 31, 2021 and for the period from
August 14, 2020 (inception) through December 31, 2020

| | Stockholder's Deficit | | | | |
	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Member's Equity	Total
Balance, August 14, 2020	$ -	$ -	$ -	$ -	$ -
Member contributions	-	-	-	10,000	10,000
Net loss	-	-	-	(7,566)	(7,566)
Balance, December 31, 2020	-	-	-	2,434	2,434
Member contributions	-	-	-	35,304	35,304
Net loss	-	-	(154,072)	(32,040)	(186,112)
Conversion to C-Corp	-	5,698	-	(5,698)	-
Balance, December 31, 2021	$ -	$ 5,698	$ (154,072)	$ -	$ (148,374)

See report of independent accountants and accompanying notes to financial statements.

TRACE FEMCARE, INC.

Statements of Cash Flows
Year Ended December 31, 2021 and for the period from
August 14, 2020 (inception) through December 31, 2020

	2021	2020
Cash flows used in operating activities:		
Net loss	$ (186,112)	$ (7,566)
Cash flows from financing activities:		
Proceeds from issuance of convertible notes	170,000	-
Proceeds from member contributions	35,304	10,000
Net cash provided by financing activities	205,304	10,000
Net change in cash	19,192	2,434
Cash, beginning of period	2,434	-
Cash, end of period	$ 21,626	$ 2,434

See report of independent accountants and accompanying notes to financial statements.

TRACE FEMCARE, INC.

Notes to Financial Statements

1.   **Summary of Significant Accounting Policies:**

Nature of Business: Trace Femcare, Inc. (the "Company") was formed as a limited liability company on August 14, 2020 in the State of Tennessee. The Company was converted to a C-Corporation on May 18, 2021. The Company is in the development stage and intends to operate as a retailer of women's health supplies primarily focused on products made from hemp and other natural materials.

Management's Plan: The Company's strategic plan for 2022 and beyond is focused on funding continued laboratory tests with recognized research labs as required by FDA regulatory rules for the Company's product category and to ensure product effectiveness and safety. Raising capital will also allow for purchase of additional raw materials, product inventory, retaining staff and coverage of general operating expenses, and execution of the first phase of the go-to-market plan to attract customers in anticipation of future sales. The Company believes that through its crowdfunding efforts and other investor support it will be able to raise additional capital to support the completion of its regulatory process, initiate a commercial production of inventory, and operate for a reasonable period of time in preparation for product sales.

Basis of Accounting: The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes: From inception through May 18, 2021, the Company was treated as a partnership for income tax purposes. Effective May 18, 2021, the Company's deferred income taxes are provided on temporary differences between financial statement and income tax reporting. Temporary differences are differences between the amounts of assets and liabilities reported for financial statement purposes and their tax basis. Deferred tax assets are recognized for temporary differences that will be deductible in future years' tax returns and for operating loss and tax credit carryforwards. Deferred tax assets are reduced by a valuation allowance if it is deemed more likely than not that some or all of the deferred tax assets will not be realized. Deferred tax liabilities are recognized for temporary differences that will be taxable in future years' tax returns.

Income Tax Uncertainties: The Company follows FASB guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year.

1.   **Summary of Significant Accounting Policies, Continued:**

Income Tax Uncertainties, Continued: Management evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance. The Company is not currently under audit by any tax jurisdiction.

2.   **Convertible Notes:**

The Company has various convertible note agreements outstanding during 2021. The notes bear interest at 5% per annum. Certain notes have beneficial conversion features upon which the principal will convert at the lesser of 75% of the per unit price paid by investors, as identified in the note agreements, or the valuation cap divided by shares outstanding prior to the conversion to common stock. Certain notes also have valuation caps up to $5,000,000. All unpaid principal and accrued interest are due upon maturity in 2024 or would convert upon an equity financing or charge in control event. The principal balance of $170,000 was outstanding as of December 31, 2021.

3.   **Stockholder's Deficit:**

Pursuant to the Company's amended articles of incorporation, the Company is authorized to issue 5,000,000 shares of stock that can be split between common and preferred stock, each at $0.0001 par value per share as of December 31, 2021. There were no shares issued or outstanding at December 31, 2021. The holder of each share of stock is entitled to one vote per share.

4.   **Income Taxes:**

The Company has federal and state net operating loss carry forwards of approximately $154,000 at December 31, 2021, available to offset future taxable income in accordance with the Internal Revenue Service regulations.

Management believes that a full valuation allowance is appropriate given the current estimates of future taxable income, as well as consideration of available tax planning strategies. The ultimate realization of the net deferred tax asset is dependent upon the generation of future taxable income during periods in which temporary differences become deductible.

5.   **Subsequent Events:**

Management has evaluated subsequent events through October 19, 2022 the date the financial statements were available to be issued, and has determined that other than disclosed below, there are no additional subsequent events to be reported in the accompanying financial statements.

During 2022, the Company raised $250,000 through the issuance of Simple Agreements for Future Equity ("SAFEs"), $30,000 in convertible notes, and $120,000 through the issuance of 1,800,000 shares of common stock. The Company also issued 24,500 preferred stock warrants.